UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

In January 2025, Sanofi issued the press release attached hereto as Exhibit 99.1 which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated January 30, 2025: Sanofi: Q4 sales growth of 10.3%, 2024 business EPS guidance exceeded, and strong business EPS rebound expected in 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2025		SANOFI

	By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Legal Corporate & Finance